[PUBLICIS GROUPE S.A. LOGO]


PRESS RELEASE




         PUBLICIS GROUPE REPORTS TO SHAREHOLDERS AT ANNUAL MEETING; RECORD DEVELOPMENT IN 2000 AND OUTLOOK FOR GROWTH THIS YEAR



Paris, June 14--Maurice Levy, Chairman and CEO of PUBLICIS Groupe SA provided shareholders at the group's annual general meeting with a review of 'the record year 2000', and outlined strategic priorities as well as prospects for the current year. Mr. Levy said that unprecedented business development in 2000 should help generate organic growth for the Publicis group this year.

The shareholders approved proposals of management, including a dividend increase. The meeting was jointly presided by Elisabeth Badinter, Chairman of the Supervisory Board, and by Mr. Levy, Chairman of the Management Board.

2000 -- A WATERSHED IN THE HISTORY OF PUBLICIS

The Publicis group experienced unprecedented development in 2000, doubling its size as a result of a large number of acquisitions including that of the Saatchi & Saatchi worldwide network. Against a backdrop of exceptionally vigorous expansion in world advertising, Publicis significantly increased its market share, with organic growth reaching 15%. Financial results provide a spectacular illustration of the developments in this exceptional year:

o  Billings up 72% to EUR 11.8 billion

o  Revenues up 70% to EUR 1.8 billion

o  EBITDA up 78% to EUR 334 million or 19% of revenues

o  EBIT up 76% to EUR 275 million or 15.5% of revenues

o Net income up 71% to EUR 127.5 million excluding minority interests and after amortization of goodwill and exceptional items.

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BENEFITING FROM A TARGETED STRATEGY

Publicis ranks sixth worldwide in its sector, including two major global advertising networks, Publicis Worldwide and Saatchi & Saatchi Worldwide, as well as a global leader in healthcare communications, Nelson Communications Worldwide. Publicis aims to provide clients with a full range of communications services, and has, as a priority, the expansion of our presence in specialized agencies and marketing services. Recent examples are the acquisition of The Triangle Group in the UK and expansion of Publicis Dialog in the US and of Publicis Consultants in France.

In terms of global reach, Publicis plans to strengthen its presence on the Japanese market, the world's second largest, in order to achieve the 'critical mass' necessary to be a major player in the country.


RESOLUTIONS AND APPOINTMENTS

Shareholders adopted all resolutions put to the General Meeting. Special mention should be made of the appointment to the Supervisory Board of Felix Rohatyn, former US Ambassador to France.

DIVIDEND

The General Meeting approved a dividend of EUR 0.20 per share or EUR 0.30 including tax credit for 2000, as proposed by the Management Board. This dividend is 17.6% higher than that paid out for the previous year. The dividend will be made payable from July 10, 2001.

2001 PROSPECTS

Maurice Levy commented on the outlook for 2001: "After a record year in 2000, which saw advertising and marketing expenditure reach unprecedented levels, the signs of slowdown apparent in the US at the beginning of this year have been confirmed. There can now be little doubt that 2001 will not be a particularly good year for the worldwide advertising industry. However, for a number of reasons I am convinced that Publicis will be able to generate organic growth well above the sector average. These include the quality of our client portfolio and the excellent levels of new business recorded in 2000 and the beginning of this year; as well as the geographic balance of our revenues, our drive to rein in costs and the initiatives taken in connection with the integration of the Saatchi & Saatchi network".

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